UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I – REGISTRANT INFORMATION
The Beauty Health Company
Full Name of Registrant
Former Name if Applicable
2165 Spring Street
Address of Principal Executive Office (Street and Number)
Long Beach, CA 90806
City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attached extra Sheets if Needed)
The Beauty Health Company (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Quarterly Report”). Additional time is required for the Company to prepare the Quarterly Report and complete its customary quarterly closing process and review accounting procedures for the quarterly period ended September 30, 2023.

The Company expects to file the Quarterly Report within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Michael Monahan	800	603-4996
	(Name)	(Area code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the Company’s earnings release filed as an exhibit to the Company’s Current Report on Form 8-K with the Securities and Exchange Commission on November 13, 2023 (the “Earnings Release”), which announced the Company’s third quarter 2023 financial results, the Company’s (a) total net sales for the third quarter of 2023 was $97.4 million, representing a 10% increase compared to the same period in 2022; (b) cost of sales for the third quarter of 2023 was $110 million, representing a 301% increase compared to the same period in 2022; (c) gross (loss) profit for the third quarter of 2023 was $(12.6 million), representing a $73.9 million decrease compared to the same period in 2022; (d) gross margin for the third quarter of 2023 was (12.9%), compared to gross margin of 69.1% for the same period in 2022; and (e) net loss for the third quarter of 2023 was $(73.8 million), compared to net loss of $(0.1 million) for the same period in 2022. Other of the Company results of operations for the three and nine months ended September 30, 2023 and September 30, 2022 are also in the Earnings Release.

The Beauty Health Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2023	By:	/s/ Michael Monahan
Michael Monahan
Chief Financial Officer